FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 10, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 10, 2005                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                                 Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 7 January 2005, that as a result of a movement in the fund on 6 January 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,630,305 to 18,588,837 at an average price of $47.39


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

10 January 2005

GSK's Levitra Co-Promotion Rights Transferred Back to Bayer in Most Major Markets Outside the U.S. London, UK, 10 January 2005 - GlaxoSmithKline plc (GSK) [LSE and NYSE: GSK] and Bayer HealthCare today announced an agreement under which GSK's Levitra(R) (vardenafil HCl) co-promotion rights have transferred back to Bayer in certain markets outside the U.S. This agreement impacts major markets in Europe, Asia Pacific, Africa, Latin America and Canada where the product is currently co-promoted by Bayer and GSK.

There is no change in the U.S. arrangement under which GSK and Bayer (through its distributor Schering-Plough) now co-promote Levitra. Similarly, there will be no change to the co-marketing arrangement in Italy where Bayer markets the product as Levitra(R) and GSK markets it as Vivanza(R), or in countries where one of the companies markets the product exclusively.

Under the terms of the agreement, GSK is transferring its European and International co-promotion rights of Levitra to Bayer for a cash consideration of Euro 208m. Also, GSK's share of future R&D expenditure on Levitra will be reduced by up to Euro 15m.

"Today's decision to buy back Levitra co-promotion rights is a logical step to enhance Bayer HealthCare's Pharmaceuticals group in Europe, Latin America and Asia where we have a strong primary care organization with the capacity and the commitment to fully maximize the potential of our primary care portfolio, which includes Levitra," explained Wolfgang Plischke, Head of Bayer HealthCare's Pharmaceuticals Division.

David Stout, President, Pharmaceutical Operations for GlaxoSmithKline, said, "This agreement represents an opportunity for GSK and Bayer to realise the maximum potential value from Levitra. GSK will continue to be actively involved in marketing the product in the US, Italy and 25 other countries worldwide, and both companies remain firmly committed to its commercial success. The relationship between GSK and Bayer remains strong."

About GSK:
GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Cautionary statement regarding forward-looking statements
Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2003.
Enquiries:

UK Media enquiries:                     Philip Thomson           (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                      Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542

US Analyst/ Investor enquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419

                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

7 January 2005              Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 6,826 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 10 January 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

10 January 2005